PROVIDENT ENERGY TRUST ANNOUNCES
JANUARY 2003 CASH DISTRIBUTION

NEWS RELEASE NUMBER 1	January 9, 2003

CALGARY, ALBERTA – Provident Energy Trust (“Provident”) (TSX – PVE.UN; AMEX - PVX) today announced the cash distribution for January 2003 has been set at Cdn $0.20 per trust unit. The January 2003 cash distribution will be paid on February 14, 2003 to unitholders of record on January 21, 2003. The ex-distribution date is January 17, 2003. For unitholders receiving their distribution in U.S. Funds, the February 14, 2003 cash distribution will be approximately U.S.$0.129, based on an exchange rate of 1.553. The actual U.S. dollar distribution will depend on the U.S./Canadian dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Based on the January 8, 2003 closing price of $10.89 (TSX – PVE.UN) per unit, the January distribution represents an annualized cash-on-cash yield of approximately 22%.

Provident Energy Trust is Calgary based, open-ended oil and gas trust that acquires, develops, produces and markets crude oil, natural gas and natural gas liquids and provides monthly cash distributions to its unitholders.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

For further information contact:

THOMAS W. BUCHANAN,	RANDALL J. FINDLAY,	MARK N. WALKER,
Chief Executive Officer	President	Vice President, Finance
Phone (403) 296-2232	Phone (403) 781-5343	& Chief Financial Officer
Phone (403) 781-5305

Corporate Head Office:
900, 606 – 4th Street S.W	Phone: (403) 296-2233
Calgary, Alberta	Toll Free: 1-800-587-6299
Canada T2P 1T1	Fax: (403) 261-6696

www.providentenergy.com	E-mail: info@providentenergy.com